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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                   FORM 12B-25
                        Commission File Number 811-00879

                           NOTIFICATION OF LATE FILING

        (Check One): [ ]Form 10-K [ ]Form 20-F [ ]Form 11-K [ ]Form 10-Q
                           [X]Form N-SAR [ ]Form N-CSR

                       For Period Ended: December 31, 2004
                                         -----------------

       [ ]Transition Report on Form 10-K [ ]Transition Report on Form 20-F
       [ ]Transition Report on Form 11-K [ ]Transition Report on Form 10-Q
                [ ]Transition Report on Form N-SAR [ ]Form N-CSR

For the Transition Period Ended: Not Applicable
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  Read attached instruction sheet before preparing form. Please print or type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

 If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable
                           -------------------------

PART I.  REGISTRANT INFORMATION

Full name of Registrant: Hallmark Investment Series Trust

Former names if applicable:

First Mutual Fund Inc. (filings through 1995-08-23)
First Mutual Funds (filings through 1997-08-29)
Trainer Wortham First Mutual Funds (filings through 1999-11-24)
Trainer Wortham Funds (filings through 2004-11-29)

Address of principal executive office (Street and number):

1250 Broadway, New York NY 10001-3701
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PART II. RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III. NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR or N-CSR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Registrant is unable to file, on the prescribed filing date, without unreasonable effort and expense, its Form N-SAR for the period ended December 31, 2004, due to an incorrect error message that was generated by the N-SAR software when populating the Question and Answer file of the Form N-SAR.

The error was caused by a missing IRS number value that we were unable to obtain before the filing deadline. However, it was ultimately determined that the IRS number was not a required value and, therefore, was an allowable error which would not have prevented the filing from being accepted.

The uncertainty and confusion caused by the above error message generated by the N-SAR software caused an error in judgement and prevented our financial printer, Merrill Corporation, from filing the Form N-SAR on our behalf by the 5:30pm Eastern deadline.

PART IV. OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

            Amy W. Bizar                     212-401-5500
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             (Name)                        (Telephone number)
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(2)  Have all other periodic reports required under Section 13 or 15(d) of the
     Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                  [X] Yes                              [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                  [ ] Yes                              [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                        Hallmark Investment Series Trust
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                  (Name of registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 2, 2005           By:  /s/ Bruce R. Bent
                                   -----------------
                                   Name: Bruce R. Bent
                                   Title: Chairman and CEO

Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).